UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL CELEBRATES 10TH ANNIVERSARY

Moscow, Russia — March 19, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, celebrates the 10th anniversary of the
Group’s founding in 2003.
Mechel, which originated with a few production assets, including Chelyabinsk
Metallurgical Plant and Southern Kuzbass Coal Company, now comprises some 30 producers of coal, iron ore , steel, rolls, high value-added products, ferroalloys, heat and electricity.
Mechel is one of the world’s top three coking coal producers and Russia’s top producer of coking coal concentrate, as well as Russia’s third largest producer of run-of-mine coal. The company controls over a quarter of the country’s coking coal washing capacities. Mechel is Russia’s second largest manufacturer of long rolls, as well as the leading and most diversified producer of specialty steels and alloys in Russia.
Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented:
“Over the past decade, Mechel has traveled a long way, becoming not only one of
Russia’s leading producers of coal, rolls and hardware, but also one of the world’s top coking coal producers. Thanks to us, many major enterprises survived the hardest crisis years. Now, 10 years later, we can tackle such large-scale endeavors, unprecedented for Russian business, as developing the Elga deposit, whose coking coal reserves are among the world’s largest, and  including construction of a 321-kilometer railway. We are also close to completing the construction of the universal rolling mill which will make Russia one of the world’s few countries producing 100-meter rails for high-speed railways. Our projects not only create thousands of jobs, but also make a major contribution to development of Siberia and the Far East, increasing the Russian economy’s strength and prosperity.
“Today Mechel does not plan to rest at the level it has achieved and is alert to the challenges of market volatility. Throughout its existence, Mechel remained flexible and ready to keep up with the times. Despite hardships of the crisis period, Mechel intends to reach new heights, particularly in developing our mining division, where due to our coal reserves and plans for deposit development, by the next decade’s end the company plans not only to maintain its leading positions among the world’s metallurgical coal producers, but also consolidate these positions.”
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 19, 2013	By:	Evgeniy V. Mikhel
	Name:	Evgeniy V. Mikhel
	Title:	CEO